Benetton Group
2002 half-year report

UNITED COLORS
OF BENETTON.

Benetton Group S.p.A.

Villa Minelli

Ponzano Veneto (Treviso) - Italy

Share capital: euro 236,026,454.30 fully paid-in

Tax ID/Treviso Company register: 00193320264

THE BENETTON GROUP

DIRECTORS' REPORT

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

APPENDICES

INDEPENDENT AUDITORS' REPORT

Table of contents

3 THE BENETTON GROUP

DIRECTORS' REPORT

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

APPENDICES

INDEPENDENT AUDITORS' REPORT

Directors and other officers

Board of Directors

Luciano Benetton	Chairman
Carlo Benetton	Deputy Chairman
Luigi de Puppi	Managing Director
Giuliana Benetton	Directors
Gilberto Benetton	
Alessandro Benetton	
Gianni Mion	
Angelo Tantazzi	
Ulrich Weiss	
Reginald Bartholomew	
Luigi Arturo Bianchi	
Pierluigi Bortolussi	Secretary to the Board

Board of Statutory Auditors

Angelo Casò	Chairman
Dino Sesani	Auditors
Filippo Duodo	
Antonio Cortellazzo	Alternate auditors
Marco Leotta	

Independent Auditors

Deloitte & Touche S.p.A.

Financial highlights

Key operating data in millions of euro	1st half 2002	%	1st half 2001	%	Change	%	Year 2001	%
Revenues	1,002	100.0	1,044	100.0	(42)	(4.0)	2,098	100.0
Cost of sales	549	54.8	597	57.2	(48)	(8.1)	1,189	56.7
Gross operating income	453	45.2	447	42.8	6	1.3	909	43.3
Income from operations	135	13.5	140	13.4	(5)	(3.9)	286	13.6
Net income	60	6.0	54	5.2	6	10.6	148	7.1

Key financial data in millions of euro	06.30.2002	12.31.2001	06.30.2001
Working capital	846	811	916
Net capital employed	1,931	1,896	1,923
Net indebtedness	702	640	754
Shareholders' equity	1,215	1,241	1,156
Self-financing	188	374	166
Capital expenditures in tangible and intangible fixed assets	85	311	143

Share and market data	06.30.2002	12.31.2001	06.30.2001
Shareholders' equity per share (euro)	6.71	6.86	6.38
Share price: June 30, 2002 (euro)	11.82	12.72	15.44
Screen-based market: high (euro)	15.90	22.44	22.44
Screen-based market: low (euro)	11.70	9.75	15.06
Market capitalization (thousands of euro)	2,146,025	2,309,428	2,802,360
Average no. of shares outstanding [1]	181,157,856	180,720,969	181,135,438

(1) Net of treasury shares held during the period

Number of employees	06.30.2002	12.31.2001	06.30.2001
Total	7,594	7,666	7,298

5 THE BENETTON GROUP

DIRECTORS' REPORT

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

APPENDICES

INDEPENDENT AUDITORS' REPORT

Directors' report

2002 interim results

For the first half of 2002 the Group had consolidated revenues of 1,002 million euro, compared with 1,044 million euro for the same period in 2001. The sales figure was affected by the reorganization of the sports sector, which lowered revenues by 22 million euro (as expected), but improved the margins in this area considerably. In addition, Color Service S.r.l. of the Olimpias Group had contributed 10 million euro to the previous consolidated sales figure but was sold during the half-year.

Net income rose from 54 million euro in the first half of 2001 to 60 million euro this period, amounting to 6% of sales. Gross operating income comes to 453 million euro versus 447 million euro for the same period in 2001. Income from operations, at 135 million euro, came to 13.5% of sales (13.4% for the first half of the previous year).

Group self-financing totaled 188 million euro, up 22 million on the first half of 2001. Shareholders' equity as of 30 June 2002 amounted to 1,215 million euro.

Net indebtedness totaled 702 million euro (754 million as of June 30, 2001 and 640 million as of December 31, 2001), in line with the investment policies for the sales network and manufacturing facilities, in which the Group has invested some 250 million euro over the past 12 months.

Production

With the manufacturing centre in Slovakia now operating at full capacity, the Benetton Group has expanded its European production system, which is based on the integrated management of subsidiary plants and networks of qualified manufacturing partners.

In an age of globalization, this original system ensures Italian style and superior, made-in-Europe quality - as well as benefits to the supply system and local economies - without competing solely on the basis of lower costs.

Distribution network and the markets

As of June 2002, there were over 120 Benetton megastores worldwide. The speedy development of the megastore network, which has taken place mainly in Europe, has gone hand in hand with improved store service and a policy of introducing new merchandise every 10 days.

With their extensive selection, constant refreshing and enviable customer service, the megastores are the best international "window" for Benetton's brands, style and image. Store openings will continue during the second half of the year, with a special emphasis on Japan (four locations), China (Benetton will open its first megastore in September, in Shanghai) and Russia, with the addition of two megastores in Vladivostok and St. Petersburg.

Capital expenditures

During the first half of 2002 the Group invested over 85 million euro in fixed assets, compared with 143 million for the same period in 2001. Most investments went into the distribution network; the Group spent 62 million euro on the purchase, modernization and upgrading of buildings that will house megastores. Production investments came to 17.5 million euro and mainly concerned the manufacturing companies in Italy and other countries.

6 THE BENETTON GROUP

DIRECTORS' REPORT

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

APPENDICES

INDEPENDENT AUDITORS' REPORT

Communication

The Oscar for best foreign language film won by Danis Tanovic's "No Man's Land" was an indirect victory for Fabrica, the Benetton Group's centre for communication research that has been investing in the film industry for several years now by supporting new cinematic talent from the rest of the world.

The 10-year anniversary of Colors, the magazine published in five bilingual editions with a circulation of 500,000 in sixty countries, was celebrated in May with a special issue on prisons around the world. It featured a discussion with Chilean author Luis Sepúlveda on the role of incarceration that was held at San Vittore prison in Milan, which opened up a worldwide debate.

Supplementary information

Distribution of dividends. The Shareholders of Benetton Group S.p.A. voted on May 14, 2002 to distribute a dividend of 0.41 euro per share, for a total of 74,439 thousand euro.

Financial management. The Group has always stayed abreast of trends in the financial markets, especially the direction taken by interest and exchange rates. It handles financial risks by constantly monitoring its exchange and interest rate positions, which it actively manages in keeping with budget objectives.

In the interests of maintaining a healthy balance between bank loans and bond exposure, on July 26, 2002 Benetton Group S.p.A. issued a floating-rate, 300 million euro debenture loan with a three-year maturity. Organized by Caboto IntesaBCI, MCC S.p.A., Mediobanca and Schroder Salomon Smith Barney, the operation features an issue price of 99.8857 euro and a coupon paying the three-month Euribor rate plus 0.5%.

Treasury shares. During the first six months of 2002, at an average price of 13.89 euro, Benetton Group S.p.A. sold all of the 1,594,650 shares that it had acquired in 2001 for a total of 22.8 million euro (average purchase price 14.30 euro per share).

During the period, Benetton Group S.p.A. neither bought nor sold any shares or quotas in parent companies, either directly or indirectly or through subsidiaries, trustees or other intermediaries.

After June 30, 2002 it purchased 128,000 shares at an average price of 10.55 euro, for a total of approximately 1,350,000 euro.

Relations with the Parent Company and its subsidiaries. The Benetton Group had trading and financial dealings with other subsidiaries of Edizione Holding S.p.A. (the Parent Company) and with other parties which, directly or indirectly, are linked by common interests with the majority Stockholder. Trading relations with such parties are conducted on an arm's-length basis. These transactions relate primarily to purchases of tax credits and services.

The relevant totals appear below:

(in thousands of euro)	06.30.2002	06.30.2001
Accounts receivable	1,344	8,599
Accounts payable	13,515	4,856
Purchases of raw materials	2,931	2,280
Other costs and services	7,172	6,621
Sales of products	91	1,642
Revenue from services and other income	251	13,533

Directors. The Company's directors as of June 30, 2002 are as follows:

Name and Surname	Date of birth	Appointed	Position
Luciano Benetton	05.13.1935	1978	Chairman
Carlo Benetton	12.26.1943	1978	Deputy Chairman
Luigi de Puppi	03.08.1942	2001	Managing Director
Giuliana Benetton	07.08.1937	1978	Director
Gilberto Benetton	06.19.1941	1978	Director
Alessandro Benetton	03.02.1964	1998	Director
Gianni Mion	09.06.1943	1990	Director
Angelo Tantazzi	06.08.1939	1995	Director
Ulrich Weiss	06.03.1936	1997	Director
Reginald Bartholomew	02.17.1936	1999	Director
Luigi Arturo Bianchi	06.03.1958	2000	Director

Luciano Benetton, Gilberto Benetton, Carlo Benetton are brothers; Giuliana Benetton is their sister; Alessandro Benetton is Luciano Benetton's son.

Principal organizational and corporate changes. The Group proceeded with the corporate reorganization that has been underway for the past few years, in an effort to streamline the management of Group companies in consideration of the properties purchased for the sales network and the direct and indirect management of stores selling Benetton merchandise. Most of these operations have concerned the Group companies operating in Luxembourg, France and Portugal.

During the first half of the year, an operation began in Luxembourg that was later completed in the month of August. This entailed the spin-off of the real estate owned by Benetton International N.V. S.A. into the new holding company, Benetton International Property N.V. S.A.

In France, Benetton Retail International S.A. took over the entire investment in Benetton Retail France S.A.S., which owns all of the directly and indirectly managed Benetton stores in that country.

In Portugal, Benetton S.A. was definitively split into two separate companies, one for manufacturing and the other for property holdings.

The last operation of note was the sale of the Group's interest in Color Service S.r.l., a maker of dyeing plants that was owned 50% by Olimpias S.p.A.

Significant events after June 30, 2002. There are no significant events to report, except for the continuation or completion of the matters discussed above and in the section on financial management.

Outlook for the full year. Considering the negative trend in consumer spending throughout the world, net sales for the entire year are expected to be in line with what they were in 2001. The above mentioned events will be the contributing factors to the result. Net indebtedness at the end of this year should be lower than it was as of December 31, 2001.

Group consolidated results

Consolidated statement of income. The highlights of the Group's statement of income are presented below, together with those for the same period of last year. The following summary is based on the reclassified statement of income included among the attachments to the financial statements.

(millions of euro)	1st half 2002	%	1st half 2001	%	Change	%
Revenues	1,001.7	100.0	1,043.9	100.0	(42.2)	(4.0)
Cost of sales	(548.6)	(54.8)	(596.8)	(57.2)	48.2	(8.1)
Gross operating income	453.1	45.2	447.1	42.8	6.0	1.3
Variable selling costs	(61.6)	(6.1)	(73.2)	(7.0)	11.6	(15.8)
Contribution margin	391.5	39.1	373.9	35.8	17.6	4.7
General and administrative expenses	(256.7)	(25.6)	(233.7)	(22.4)	(23.0)	9.8
Income from operations	134.8	13.5	140.2	13.4	(5.4)	(3.9)
Foreign currency gain/(loss), net	0.4	0.0	(4.3)	(0.4)	4.7	n.s.
Financial charges, net	(19.4)	(1.9)	(22.1)	(2.1)	2.7	(12.2)
Other income/(expenses), net	(8.0)	(0.8)	(12.0)	(1.2)	4.0	(33.3)
Income before taxes	107.8	10.8	101.8	9.7	6.0	5.9
Income taxes	(47.6)	(4.8)	(46.1)	(4.4)	(1.5)	3.3
Minority interests income	(0.5)	(0.0)	(1.7)	(0.1)	1.2	(70.6)
Net income	59.7	6.0	54.0	5.2	5.7	10.6

Revenues for the first half of 2002 were down by about 42 million euro (-4%) compared with the same period in 2001. That trend reflects a decline of about 22 million euro in revenues from the sports sector, which was already foreseen in the budget.

Sales by the casual wear sector dipped by 5 million euro (-0.6%).

Color Service S.r.l. of the Olimpias Group, which contributed 10 million euro to sales by the manufacturing division in the first half of 2001, was sold during the first half of 2002. In addition, the sector saw a slight decrease in sales to third parties (-4.5 million euro), due to general market conditions.

The Group's gross operating income came to 45.2% of sales, up by 2.4 percentage points thanks to the contribution of direct store management and to the Group's competitive policy and insistence on optimizing production flows, both in casual wear and, above all, in the sports sector, where gross operating income rose by 10.6% from 28.1% to 36.2% of sales.

Variable selling costs totaled 61.6 million euro or 6.1% of sales, an improvement mostly due to lower costs in the sports sector.

General and administrative expenses rose by around 23 million euro (+9.8%) over the same period last year. The increase, chiefly in payroll costs and depreciation, is explained by the growth of the sales network (namely direct store management); after correcting for that factor, general and administrative expenses went down in keeping with the Group's policy of cost control.

During the half-year, a portion of the costs that used to go toward brand building was devoted more directly to product promotion by way of investments in the development and management of superstores.

Even though income from operations was affected by a higher proportion of costs involved in commercial expansion, it still came to 13.5% of sales, compared with 13.4% in the first half of 2001.

The net result of foreign exchange management improved because of a more favourable trend in exchange rates during the period.

Net financial charges fell to 19.4 million euro, or 1.9% of sales; this was caused by a decrease in interest rates that offset the slight upturn in average net indebtedness, due in turn to real estate investments.

Net expenses decreased with respect to the first half of 2001, when they included the effects of some agreements concerning Group companies operating in the sports sector.

Group net income totaled 59.7 million euro (6% of sales), compared with 54 million euro for the first half of 2001.

Revenues by geographical area are as follows:

(millions of euro)	1st half 2002	%	1st half 2001	%	Change	%
Euro area	702	70.0	732	70.1	(30)	(4.1)
The Americas	95	9.5	111	10.6	(16)	(14.5)
Asia	81	8.1	85	8.2	(4)	(4.3)
Other areas	124	12.4	116	11.1	8	7.0
Total	1,002	100.0	1,044	100.0	(42)	(4.0)

Performance by activity. The Group's activities are traditionally divided into three sectors to provide the basis for effective administration and adequate decision-making by company management, and to supply accurate and relevant information about company performance to external investors.

The business sectors are as follows:

- the casual wear sector, representing the Benetton brands (United Colors of Benetton, Undercolors and Sisley), which also incorporates complementary products, such as accessories and footwear, as well as figures for the retail business;

- the sportswear and equipment sector, with the Playlife, Nordica, Prince, Rollerblade and Killer Loop brands;

- the manufacturing and others sector, including sales of raw materials, semi-finished products, industrial services and revenues and expenses from real estate activity.

• Results of the casual wear sector

(millions of euro)	1st half 2002	%	1st half 2001	%	Change	%
Net revenues	800.3		805.5		(5.2)	
Revenues among sectors	0.7		3.0		(2.3)	
Sector total revenues	801.0	100.0	808.5	100.0	(7.5)	(0.9)
Cost of sales	(419.6)	(52.4)	(431.8)	(53.4)	12.2	(2.8)
Gross operating income	381.4	47.6	376.7	46.6	4.7	1.2
Variable selling costs	(49.3)	(6.1)	(52.2)	(6.5)	2.9	(5.6)
Contribution margin	332.1	41.5	324.5	40.1	7.6	2.3

Net sales in the casual wear segment are substantially in line with the same period in 2001.

Although the gross operating income not increased in absolute terms, it has improved as a percentage of sales, from 46.6% to 47.6%, helped by the contribution made by direct store management.

- Results of the sportswear and equipment sector

(millions of euro)	1st half 2002	%	1st half 2001	%	Change	%
Sector total revenues	136.0	100.0	158.6	100.0	(22.6)	(14.2)
Cost of sales	(86.8)	(63.8)	(114.1)	(71.9)	27.3	(23.9)
Gross operating income	49.2	36.2	44.5	28.1	4.7	10.6
Variable selling costs	(7.8)	(5.7)	(16.1)	(10.2)	8.3	(51.6)
Contribution margin	41.4	30.5	28.4	17.9	13.0	45.8

The decrease in turnover both in Euro-zone countries and in America, already foreseen in the budget, mainly involves the in-line skates sector, which suffers from a significant contraction in worldwide demand, while the gross operating income, 49.2 million euro, has improved by over 8 points, from 28.1% to 36.2%; this result is due to a cautious commercial policy designed to reposition prices on the market and cut production costs.

Variable selling costs are down, both in absolute terms and as a percentage of sales.

- Results of the manufacturing and others sector

(millions of euro)	1st half 2002	%	1st half 2001	%	Change	%
Net revenues	65.4		79.8		(14.4)	
Revenues among sectors	124.3		136.0		(11.7)	
Sector total revenues	189.7	100.0	215.8	100.0	(26.1)	(12.1)
Cost of sales	(165.6)	(87.3)	(189.2)	(87.7)	23.6	(12.5)
Gross operating income	24.1	12.7	26.6	12.3	(2.5)	(9.4)
Variable selling costs	(5.2)	(2.7)	(5.6)	(2.6)	0.4	(7.1)
Contribution margin	18.9	10.0	21.0	9.7	(2.1)	(10.0)

Sales by the manufacturing sector, both to other Group companies and to third parties, were down, while gross operating income rose from 12.3% for the first half of 2001 to 12.7%. Transport costs increased as a proportion of sales. The contribution margin, net of these movements, rose from 9.7% to 10% of sales.

Financial situation - highlights. The Group's financial position is summarised below on a comparative basis with the situation at the end of 2001:

(millions of euro)	06.30.2002	12.31.2001	Change	06.30.2001
Working capital	846	811	35	916
Total capital employed	1,931	1,896	35	1,923
Net indebtedness	702	640	62	754
Shareholders' equity	1,215	1,241	(26)	1,156
Minority interests	14	15	(1)	13

Compared with the situation at December 31, 2001, working capital is up mainly because of higher trade receivables and inventories, due above all to the cyclical nature of sales in the casual wear segment.

The same figure compared with June 30, 2001 shows a decrease of 70 million euro due to a reduction in the items making up working capital.

Total capital employed was affected by the additional capital expenditure in fixed assets to support the retail activity.

11 THE BENETTON GROUP

DIRECTORS' REPORT

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

APPENDICES

INDEPENDENT AUDITORS' REPORT

Cash flows during the half-year are summarized below with comparative figures for the same period of last year:

(millions of euro)	1st half 2002	1st half 2001
Self-financing	188	166
Change in working capital	(45)	(149)
Net operating and financial investments	(82)	(121)
Sale of investments	2	-
Payment of dividends	(75)	(84)
Payment of taxes	(61)	(33)
Net financing requirements	(73)	(221)

Investing in fixed assets of a commercial nature is still having a substantial impact on the Group's finances.

For further details about economic and financial situation, please refer to financial statements and explanatory notes.

Consolidated financial statements

Balance sheet - Assets

(in thousands of euro)

B		Fixed assets	30.06.2002	31.12.2001	30.06.2001
I		Intangible fixed assets			
	1	start-up expenses	13.516	14.733	16.159
	3	industrial patents and intellectual property rights	2.598	3.260	3.053
	4	concessions, licenses, trademarks and similar rights	189.670	204.255	214.841
	5	goodwill and consolidation differences	118.269	102.530	85.320
	6	assets under construction	9.330	9.895	16.430
	7	other intangible fixed assets	109.680	109.184	83.008
		Total intangible fixed assets	**443.063**	**443.857**	**418.811**
II		Tangible fixed assets			
	1	real estate	500.736	470.257	421.275
	2	plant and machinery	110.296	110.120	95.735
	3	industrial and commercial equipment	7.083	8.472	9.501
	4	other assets	80.642	85.775	73.916
	5	assets under construction and advances to suppliers	13.220	45.875	51.048
		Total tangible fixed assets	**711.977**	**720.499**	**651.475**
III		Financial fixed assets			
	1	equity investments in:			
		a. subsidiary companies	1	1	24.732
		b. associated companies	5	15	15
		d. other companies	2.099	2.118	2.827
		Total equity investments	2.105	2.134	27.574
	2	accounts receivable due from:			
		d. third parties:			
		- within 12 months	7.106	9.071	6.825
		- beyond 12 months	18.743	18.124	20.167
		Total accounts receivable due from third parties	25.849	27.195	26.992
	3	other securities	70.174	70.243	139.801
		Total financial fixed assets	**98.128**	**99.572**	**194.367**
		Total fixed assets	1.253.168	1.263.928	1.264.653

			06.30.2002	12.31.2001	06.30.2001
C		Current assets			
I		Inventories			
	1	raw materials, other materials and consumables	122,730	108,848	119,492
	2	work in progress and semi-manufactured products	69,103	70,460	91,334
	4	finished goods and goods for resale	142,233	122,907	182,621
	5	advance payments to suppliers	478	2,764	267
		Total inventories	**334,544**	**304,979**	**393,714**
II		Accounts receivable			
	1	trade receivables:			
		- within 12 months	867,971	845,818	888,887
		- beyond 12 months	2,715	3,686	1,986
		Total trade receivables	870,686	849,504	890,873
	2	subsidiary companies	2,871	2,739	2,655
	3	associated companies	40	41	16
	4	parent company	12	2	73
	5	other receivables:			
		- within 12 months	82,600	90,576	127,662
		- beyond 12 months	7,930	4,101	6,115
		Total other receivables	90,530	94,677	133,777
		Total accounts receivable	**964,139**	**946,963**	**1,027,394**
III		Financial assets not held as fixed assets			
	4	other investments	626	-	775
	5	treasury shares	-	22,143	13,425
	6	other securities	36,383	53,507	83,522
	7	other financial receivables	3,848	5,166	8,469
	8	differentials on forward transactions:			
		- within 12 months	12,977	12,230	10,833
		- beyond 12 months	-	-	227
		Total differentials on forward transactions	12,977	12,230	11,060
		Total financial assets not held as fixed assets	**53,834**	**93,046**	**117,251**
IV		Liquid funds			
	1	bank and post office deposits	104,115	88,311	203,330
	2	checks	44,580	87,814	42,502
	3	cash in hand	413	355	464
		Total liquid funds	**149,108**	**176,480**	**246,296**
		Total current assets	1,501,625	1,521,468	1,784,655
D		Accrued income and prepaid expenses	40,090	35,518	50,093
TOTAL ASSETS			2,794,883	2,820,914	3,099,401

Balance sheet - Liabilities and Shareholders' equity

(in thousands of euro)

			30.06.2002	31.12.2001	30.06.2001
A		Shareholders' equity			
	I	Share capital	236.026	236.026	236.026
	II	Additional paid-in capital	56.574	56.574	56.574
	III	Revaluation reserves	22.058	22.058	22.058
	IV	Legal reserve	32.239	28.039	28.039
	V	Reserve for treasury shares	-	22.143	13.425
	VII	Other reserves	808.769	727.786	745.947
	IX	Net income for the period	59.689	148.077	54.032
		Group interest in Shareholders' equity	**1.215.355**	**1.240.703**	**1.156.101**
		Minority interests	13.375	15.153	13.406
		Total Shareholders' equity	1.228.730	1.255.856	1.169.507
B		Reserves for risks and charges			
	2	taxation	3.080	3.080	3.080
	3	other	16.109	17.133	13.709
		Total reserves for risks and charges	19.189	20.213	16.789
C		Reserves for employee termination indemnities	52.495	52.393	51.428
D		Accounts payable			
	1	bonds:			
		- within 12 months	258.228	258.228	-
		- beyond 12 months	-	-	258.228
		Total bonds	**258.228**	**258.228**	**258.228**
	3	due to banks:			
		- within 12 months	137.138	197.663	466.910
		- beyond 12 months	555.057	508.778	511.834
		Total due to banks	**692.195**	**706.441**	**978.744**
	4	due to other financial companies:			
		- within 12 months	5.791	5.204	4.935
		- beyond 12 months	28.489	21.722	23.747
		Total due to other financial companies	**34.280**	**26.926**	**28.682**
	5	advances from customers	1.823	3.577	26.242
	6	trade payables:			
		- within 12 months	377.290	386.364	435.089
		- beyond 12 months	168	235	-
		Total due to trade payables	**377.458**	**386.599**	**435.089**
	7	securities issued within 12 months	1.205	1.728	1.571
	8	due to subsidiary companies	-	-	11
	9	due to associated companies	23	18	-

			30.06.2002	31.12.2001	30.06.2001
10	due to parent company		13.168	31	4.569
11	due to tax authorities:				
	- within 12 months		29.927	30.395	38.887
	- beyond 12 months		131	5.171	5.249
	Total due to tax authorities		**30.058**	**35.566**	**44.136**
12	due to social security and welfare institutions		6.004	9.605	5.689
13	other payables:				
	- within 12 months		47.242	48.791	51.331
	- beyond 12 months		333	311	3.077
	Total other payables		**47.575**	**49.102**	**54.408**
	Total accounts payable		1.462.017	1.477.821	1.837.369
E	Accrued expenses and deferred income				
1	accrued expenses and deferred income		32.447	14.582	24.213
2	premiums on bond issues		5	49	95
	Total accrued expenses and deferred income		32.452	14.631	24.308
	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		2.794.883	2.820.914	3.099.401

Memorandum accounts
(in thousands of euro)

	30.06.2002	31.12.2001	30.06.2001
Fiduciary guarantees granted			
Guarantees	5.475	5.475	5.475
Commitments			
Sale commitments	3.111	781	-
Purchase commitments	27.946	45.512	52.592
Other commitments	-	-	568
Other			
Currency to be sold forward	651.895	741.205	690.350
Currency to be purchased forward	210.413	270.588	95.771
Notes presented for discount	3.067	4.560	948
TOTAL MEMORANDUM ACCOUNTS	901.907	1.068.121	845.704

Statements of income
(in thousands of euro)

			1st half 2002	1st half 2001	Year 2001
A		Value of production			
1		Revenues from sales and services	1.001.716	1.043.872	2.097.613
2		Change in work in progress, semi-manufactured products and finished goods	23.808	54.727	(22.121)
4		Own work capitalized	193	398	1.848
5		Other income and revenues	18.948	15.176	38.529
		Total value of production	1.044.665	1.114.173	2.115.869
B		Production costs			
6		Raw materials, other materials, consumables and goods for resale	288.420	324.342	559.046
7		External services	373.469	432.701	801.797
8		Leases and rentals	39.600	18.403	54.368
9		Payroll and related costs:			
		a. wages and salaries	95.843	90.477	178.268
		b. social security contributions	26.138	25.168	48.449
		c. employee termination indemnities	4.895	4.728	9.300
		e. other costs	511	404	554
		Total payroll and related costs	**127.387**	**120.777**	**236.571**
10		Amortization, depreciation and writedowns:			
		a. amortization of intangible fixed assets	32.476	26.473	53.504
		b. depreciation of tangible fixed assets	34.400	28.733	59.191
		c. other writedowns of fixed assets	1.786	176	354
		d. writedowns of current receivables and of liquid funds	9.896	11.182	23.051
		Total amortization, depreciation and writedowns	**78.558**	**66.564**	**136.100**
11		Change in stock of raw materials, other materials, consumables and goods for resale	(15.603)	(6.688)	3.912
12		Provisions to risk reserves	2.379	9.801	15.341
13		Other provisions	-	-	144
14		Other operating costs	16.297	11.375	17.777
		Total production costs	910.507	977.275	1.825.056
		Difference between production value and costs	134.158	136.898	290.813
C		Financial income and expenses			
15		Income from equity investments	863	645	1.479
16		Other financial income:			
		a. from receivables held as financial fixed assets, other companies	250	466	1.512
		b. from securities held as financial fixed assets not representing equity investments	1.240	2.598	5.286
		c. from securities included among current assets not representing equity investments	1.346	3.827	6.134
		d. financial income other than the above			
		- subsidiary companies	84	81	158
		- other companies	67.897	57.935	134.709
		Total financial income other than the above	67.981	58.016	134.867
		Total other financial income	**70.817**	**64.907**	**147.799**

		1st half 2002	1st half 2001	Year 2001
17	Interest and other financial expenses:			
	- other companies	92,138	91,157	180,759
	Total interest and other financial expenses	**92,138**	**91,157**	**180,759**
	Total financial income and expenses	(20,458)	(25,605)	(31,481)
D	Changes in value of financial assets			
18	Revaluations:			
	c. of securities included among current assets not representing equity investments	35	184	65
	Total revaluations	**35**	**184**	**65**
19	Writedowns:			
	a. of equity investments	76	259	260
	b. of financial fixed assets not representing equity investments	-	-	1
	c. of securities included among current assets not representing equity investments	409	2,897	1,684
	Total writedowns	**485**	**3,156**	**1,945**
	Total changes in value of financial assets	(450)	(2,972)	(1,880)
E	Extraordinary income and expenses			
20	Income:			
	- gains on disposals	11	519	3,648
	- other	3,585	17,091	22,273
	Total income	**3,596**	**17,610**	**25,921**
21	Expenses:			
	- losses on disposals	1,176	1,117	1,856
	- taxes relating to prior years	1,017	16	192
	- other	6,851	22,977	38,590
	Total expenses	**9,044**	**24,110**	**40,638**
	Total extraordinary income and expenses	(5,448)	(6,500)	(14,717)
	Results before income taxes	107,802	101,821	242,735
22	Income taxes	47,645	46,089	92,413
	Income before minority interests	60,157	55,732	150,322
	Income attributable to minority interests	(468)	(1,700)	(2,245)
26	Net income for the period	59,689	54,032	148,077

Statement of changes in Shareholders' equity
(in thousands of euro)

	Share capital	Additional paid-in capital	Surplus from monetary revaluations of assets	Other reserves and retained earnings	Translation differences	Net income	Total
Balance as of December 31, 2001	236.026	56.574	22.058	762.755	15.213	148.077	1.240.703
Allocation of 2001 net income to reserves	-	-	-	148.077	-	(148.077)	-
Dividends distributed, as approved at the ordinary Shareholders' meeting on May 14, 2002	-	-	-	(74.439)	-	-	(74.439)
Translation differences arising from foreign financial statements	-	-	-	-	(10.598)	-	(10.598)
Net income for the period	-	-	-	-	-	59.689	59.689
Balance as of June 30, 2002	236.026	56.574	22.058	836.393	4.615	59.689	1.215.355

	Share capital	Additional paid-in capital	Surplus from monetary revaluations of assets	Other reserves and retained earnings	Translation differences	Net income	Total
Balance as of December 31, 2000	234.418	56.574	22.058	605.149	13.371	243.265	1.174.835
Allocation of 2000 net income to reserves	-	-	-	243.265	-	(243.265)	-
Conversion of Share Capital as approved at the ordinary Shareholders' meeting on May 8, 2001	1.608	-	-	(1.608)	-	-	-
Dividends distributed, as approved at the ordinary Shareholders' meeting on May 8, 2001	-	-	-	(84.052)	-	-	(84.052)
Translation differences arising from foreign financial statements	-	-	-	-	11.286	-	11.286
Net income for the period	-	-	-	-	-	54.032	54.032
Balance as of June 30, 2001	236.026	56.574	22.058	762.754	24.657	54.032	1.156.101

Statement of changes in minority interests

(in thousands of euro)

	Capital and reserves	Net income	Total
Balance as of December 31, 2001	12.908	2.245	15.153
Allocation of 2001 net income	2.245	(2.245)	-
Sale of investments	(1.646)	-	(1.646)
Dividends distributed	(413)	-	(413)
Translation differences	(187)	-	(187)
Net income for the period	-	468	468
Balance as of June 30, 2002	12.907	468	13.375

	Capital and reserves	Net income	Total
Balance as of December 31, 2000	9.325	2.413	11.738
Allocation of 2000 net income	2.413	(2.413)	-
Acquisition of investments	45	-	45
Dividends distributed	(387)	-	(387)
Translation differences	310	-	310
Net income for the period	-	1.700	1.700
Balance as of June 30, 2001	11.706	1.700	13.406

Statements of cash flow
(in thousands of euro)

	1st half 2002	1st half 2001
Cash flow from operating activities		
Income before minority interests	60.156	55.732
Depreciation and amortization	66.876	55.206
Amortization of deferred charges on long-term loans	126	302
Provision for doubtful accounts and other non-monetary charges	16.481	25.500
Provision for income taxes	47.645	46.089
Losses/(Gains) on disposal of assets, investments, net	3.403	1.923
Payment of termination indemnities and use of other reserves	(6.999)	(18.592)
Self-financing	**187.688**	**166.160**
Payment of taxes	(61.041)	(32.746)
Change in accounts receivable	(45.266)	(89.315)
Change in other operating receivables	5.920	(26.774)
Change in inventories	(37.168)	(60.493)
Change in accounts payable	(2.482)	23.182
Change in other operating payables and accruals	34.188	3.874
Change in working capital	**(44.808)**	**(149.526)**
Net cash flow from operating activities	81.839	(16.112)
Cash flow from investing activities		
Purchase of new subsidiaries	-	(45)
Purchase of tangible fixed assets	(41.414)	(71.011)
Investment in intangible fixed assets	(43.839)	(72.497)
Sales of tangible fixed assets	8.797	13.744
Disposal of intangible fixed assets	5.433	1.014
Net change in investment-related receivables and payables	(9.532)	3.090
Net cash flow from investing activities	(80.555)	(125.705)
Cash flow from other investing activities		
Purchase of equity investments	-	(1)
Sale of investments	1.959	16
(Increase)/Decrease in guarantee deposits and treasury shares	(1.587)	5.559
Net cash used in other investing activities	372	5.574
Payment of dividends	**(74.852)**	**(84.440)**
Net financing requirement	(73.196)	(220.683)

	1st half 2002	1st half 2001
Cash flow from financing activities		
Change in short-term borrowing	(5,341)	225,676
Proceeds from issuance of long-term debt	50,000	2,108
Repayment of long-term debt	(53,983)	(4,958)
Increase in other financial assets	(5,371)	(4,353)
Decrease in other financial assets	7,453	1,670
Change in lease financing	8,228	1,619
	986	221,762
Change of liquidity	63,334	3,299
Effect of translation adjustments	8,876	(4,378)
Net cash provided by financing activities	73,196	220,683

Notes to the consolidated financial statements

The consolidated financial statements have been prepared in conformity with chapter III of Legislative Decree no. 127 of April 9, 1991, which implements the EC VII Directive in Italy.

The notes to the consolidated financial statements explain, analyze and, in some cases, supplement the data reported on the face of the financial statements and include information required by article 38 and other provisions of Decree 127/1991. Additional information is also provided in order to present a true and fair view of the financial and operating position of the Group, even where this is not required by specific legislation.

Unless otherwise specified, amounts indicated in these notes are expressed in thousands of euro.

Activities of the Group

Benetton Group S.p.A., the Parent Company, and its subsidiary companies (collectively the "Group") primarily manufacture and market fashion apparel in wool, cotton and woven fabrics, as well as sports equipment, sportswear and casual wear. The manufacture of finished articles from raw materials is primarily undertaken in Italy, partly within the Group and partly using subcontractors, whereas marketing is carried out through an extensive sales network both in Italy and abroad. This network consists of sales representatives and specialty stores that are almost exclusively independently owned.

Form and content of the consolidated financial statements

The consolidated financial statements of the Group include the financial statements as of June 30, 2002 of Benetton Group S.p.A., the Parent Company, and all the Italian and foreign companies in which the Parent Company holds, directly or indirectly, the majority of the voting rights. They also include the accounts of some 50%-owned companies over which the Group exercises a dominant influence.

The companies included within the scope of consolidation are listed in an appendix.

Financial statements of foreign subsidiaries have been reclassified, where necessary, for consistency with the format adopted by the Parent Company. Such financial statements have been adjusted so that they are consistent with the accounting policies referred to below.

A reconciliation between Shareholders' equity and net income as reported in the statutory financial statements of the Parent Company, Benetton Group S.p.A., and the consolidated Shareholders' equity and net income of the Group is presented in the note on Shareholders' equity.

25 THE BENETTON GROUP

DIRECTORS' REPORT

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

APPENDICES

INDEPENDENT AUDITORS' REPORT

Principles of consolidation

The most significant consolidation principles adopted for the preparation of the consolidated financial statements are as follows:

a. The assets and liabilities of subsidiary companies are consolidated on a line-by-line basis and the carrying value of investments held by the Parent Company and other consolidated subsidiaries is eliminated against the related Shareholders' equity accounts.

b. When a company is consolidated for the first time, any positive difference emerging from the elimination of its carrying value on the basis indicated in a) above, is allocated, where applicable, to the assets of the subsidiary. Any excess arising upon consolidation is accounted for as a consolidation adjustment and is classified as "Goodwill and consolidation differences".

Negative differences are classified within the "Reserve for risks and charges arising on consolidation" if they reflect estimated future losses; otherwise, they are classified as part of the "Consolidation reserve" within Shareholders' equity.

Goodwill is amortized over its estimated useful life.

c. Intercompany receivables and payables, costs and revenues, and all significant transactions between consolidated companies, including the intragroup payment of dividends, are eliminated.

Unrealized intercompany profits and gains and losses arising from transactions between Group companies are also eliminated.

d. The minority Shareholders' interest in the net assets and results for the period of consolidated subsidiaries are classified separately as "Minority interests" in the consolidated balance sheet and as "Income attributable to minority interests" in the consolidated income statement.

e. The financial statements of foreign subsidiaries are translated into euro using period-end exchange rates for balance sheet items and average exchange rates for the period for income statement items.

Differences arising from the translation into euro of foreign currency financial statements are reflected directly in consolidated Shareholders' equity.

Accounting policies

These have been adopted in observance of article 2426 of the Italian Civil Code, also taking account of accounting principles prepared by the Italian Accounting Profession and, in the absence thereof, those issued by the International Accounting Standards Board (I.A.S.B.).

Intangible fixed assets. These are recorded at purchase or production cost, including related charges. The value of these assets may be subject to revaluation in accordance with statutory regulations.

One method for determining the value of intangible fixed assets is to allocate the excess price deriving from investments acquired or other company transactions. This type of allocation is used for excess prices paid for trademarks acquired under these types of operation, on the basis of an independent appraisal.

Intangible fixed assets are written down in cases where, regardless of the amortization accumulated, there is a permanent loss in value. The value of such assets is reinstated in future accounting periods should the reasons for such writedowns no longer apply.

Book value is systematically amortized on a straight-line basis in relation to the residual economic useful lives of such assets. The duration of amortization plans is based on the estimated economic use of these assets.

Normally amortization periods for trademarks fluctuate between ten and fifteen years, while patents are amortized over three years. Goodwill and consolidation differences are amortized over ten years. Leasehold improvements costs are amortized over the duration of the lease contract. Start-up and expansion expenses and other deferred charges are mostly amortized over five years.

Tangible fixed assets. These are recorded at purchase or production cost, revalued where required or permitted by statutory regulations. Cost includes related charges and direct or indirect expenses reasonably attributable to the individual assets. Tangible fixed assets are written down in cases where, regardless of the depreciation accumulated, there is a permanent loss in value. The value of such assets is reinstated in future accounting periods should the reasons for such writedowns no longer apply. Ordinary maintenance costs are fully expensed as incurred. Improvement expenditure is allocated to the related assets and depreciated over their residual useful lives.

Depreciation is calculated systematically on a straight-line basis using rates considered to reflect the estimated useful lives of the assets. In the first year such assets enter into service these rates are halved in consideration of their shorter period of use.

The depreciation rates applied by consolidated companies are as follows:

Real estate	2% - 3%
Plant and machinery	8% - 17.5%
Industrial and commercial equipment	20% - 25%
Molds and dies	25%

Other tangible fixed assets:	
- office and shops furniture, furnishing and electronic machines	12% - 25%
- vehicles	20% - 25%
- aircraft	7%

Accelerated depreciation calculated in the financial statements of Group companies is reversed and the related accumulated deprecation is adjusted as a result.

Assets acquired under finance leases are stated at their fair value at the start of the lease and the capital portion of the lease instalments is recorded as a liability.

Such assets are depreciated over their economic useful lives on the same basis as other tangible fixed assets.

Financial fixed assets. Investments in subsidiaries not consolidated on a line-by-line basis, together with those in associated companies, are accounted for on an equity basis, eliminating the Group's share of any unrealized intercompany profits, where significant.

The difference between the cost and the net equity of investments at the time they were acquired is allocated on the basis described in paragraph b) of the consolidation principles.

Equity investments of less than 20% in other companies are stated at cost, which is written down where there is a permanent loss in value. The original value of these investments is reinstated in future accounting periods should the reasons for such writedowns no longer apply.

Receivables included among financial fixed assets are stated at their estimated realizable value.

Other securities held as financial fixed assets are stated at cost, which is written down where there is permanent loss in value, taking into account any accrued issue premiums and discounts.

Inventories. Inventories are stated at the lower of purchase or manufacturing cost, generally determined on a weighted average cost basis, and their market or net realizable value.

Manufacturing cost includes raw materials and all direct or indirect production-related expenses.

The calculation of estimated realizable value includes any manufacturing costs to be incurred and direct selling expenses. Obsolete and slow-moving inventories are written down in relation to their possibility of employment in the production process or to their net realizable value.

Accounts receivable. These are recorded at their estimated realizable value, net of appropriate allowances for doubtful accounts determined on a prudent basis. Any long-term receivables that include an implicit interest component are discounted using a suitable market rate.

Other securities not held as fixed assets. Such securities are stated at the lower of purchase cost and market value. The original value of these investments is reinstated in future accounting periods should the reasons for such writedowns no longer apply.

Securities acquired subject to resale commitments are recorded at cost and classified among other securities not held as fixed assets. The difference between the spot and forward prices of such securities is recognized on an accruals basis over the duration of the contract.

Accruals and deferrals. These are recorded to match costs and revenues in the accounting periods to which they relate.

Reserves for risks and charges. These reserves cover known or likely losses, the timing and amount of which cannot be determined at period-end. Reserves reflect the best estimate of losses to be incurred based on the information available.

Reserve for employee termination indemnities. This reserve represents the liability of Italian companies within the Group for indemnities payable upon termination of employment, accrued in accordance with labor laws and labor agreements in force. This liability is subject to annual revaluation using the officially-established indices.

Accounts payable. These are stated at face value. The implicit interest component which is included in long-term debt is recorded separately using a suitable market rate.

Transactions in foreign currencies. Transactions in foreign currencies are recorded using the exchange rates in effect at the transaction dates. Exchange gains or losses realized during the period are included in the consolidated income statement.
At the date of the financial statements, the Italian Group companies adjusted receivables and payables in foreign currency to the exchange rates ruling at the period end, booking all resulting gains and losses to the income statement. The exchange gains or losses on forward contracts opened to hedge receivables and payables are booked to the income statement; the discount or premium on these contracts is recorded on an accrual basis.
The value of forward contracts, other than those hedging specific foreign currency assets and liabilities, is restated at period-end with reference to the differential between the forward exchange rates applicable to the various types of contract at the balance-sheet date and the contracted forward exchange rates. Any net losses emerging are charged to the income statement.

Revenue recognition. Revenues from product sales are recognized at the time of shipment to the customer, which also represents the moment when ownership passes.

Expense recognition. Expenses are recorded in accordance with the matching principle.

Income taxes. Current income taxes are provided on the basis of a reasonable estimate of the tax liability for the period, in accordance with applicable local regulations.
The net balance between deferred tax assets and liabilities is also recorded.
Deferred tax assets refer to costs and expenses not yet deductible at period-end, to consolidation adjustments and to the benefit of accumulated tax losses. Deferred tax assets are provided when it was almost certain that they can be recovered in the future.
Deferred tax liabilities refer to transactions where taxation is deferred to future years, such as gains on the disposal of tangible and intangible fixed assets or consolidation adjustments arising from the reversal of accelerated depreciation or lease transactions recorded as finance leases.

Article 2423, paragraph 4, of the Italian Civil Code. Departures from statutory accounting criteria and policies according to the fourth paragraph of article 2423 of the Italian Civil Code have not occurred.

Cash flow. The statement of consolidated cash flows provides information by type of flow and activity. Cash and bank items and readily marketable securities are treated as cash equivalents.

Comments on the principal asset items

Fixed assets

• **Intangible fixed assets**

(in thousands of euro)	06.30.2002		12.31.2001	
	Gross	Net	Gross	Net
Start-up and expansion expenses	22,364	13,516	21,814	14,733
Industrial patents and intellectual property rights	13,152	2,598	14,214	3,260
Licenses, trademarks and similar rights	365,590	189,670	371,693	204,255
Goodwill	102,391	91,929	78,971	73,918
Consolidation differences	48,803	26,340	49,565	28,612
Total goodwill and consolidation differences	151,194	118,269	128,536	102,530
Assets under construction and advances	9,330	9,330	9,895	9,895
Expenses related to bond issues and loans	2,010	792	3,009	918
Costs for the purchase and development of software	21,536	10,079	22,781	12,742
Leasehold improvements	98,883	79,241	89,302	72,897
Other	30,534	19,568	31,666	22,627
Total other intangible fixed assets	152,963	109,680	146,758	109,184
Total	714,593	443,063	692,910	443,857

Start-up and expansion expenses refer for 13,034 thousand euro (13,914 thousand euro as of December 31, 2001) to costs related to the start-up of the retail and e-commerce projects.

In 1983 the original Benetton trademark was revalued in accordance with Law 72 of March 19, 1983. The monetary revaluation was 2,288 thousand euro; the residual value at June 30, 2002 was 57 thousand euro.

The difference emerging from the consolidation of the Benetton Sportsystem group, with respect to Shareholders' equity at the acquisition date, was allocated to trademarks, 143,126 thousand euro, and to consolidation differences, 30,975 thousand euro, on the basis of an independent appraisal.

Net values of trademarks are as follows:

(in thousands of euro)	06.30.2002	12.31.2001
United Colors of Benetton	1,589	1,680
Sisley	277	243
Nordica	48,075	50,644
Rollerblade	79,512	84,715
Prince	36,885	40,633
Killer Loop	18,450	19,355
Other	2,114	2,291
Total	186,902	199,561

Change in "Goodwill" refers mainly to the value of companies acquired in Italy.

"Consolidation differences" of 26,340 thousand euro reflects the residual goodwill emerging from consolidation of the companies acquired, with 15,060 thousand euro attributable to Benetton Sportsystem S.p.A. This consolidation difference is amortized over ten years, which is considered appropriate since it is consistent with the accounting policies currently applied in the sector where Group companies operate.

"Assets under construction and advances" principally concern advances on the purchase of commercial companies and costs to register trademarks and patents, still pending at period-end.

"Leasehold improvements" mainly refer to the cost of restructuring and modernizing shops belonging to third parties.

"Other intangible fixed assets" include the costs incurred to gain early access to premises owned by third parties, which are amortized over the length of the rent contracts; they also include expenses in connection with the purchase of commercial activities.

Movements in the principal intangible fixed asset items during the period were as follows:

(in thousands of euro)	Patents	Licenses, trademarks and similar rights	Goodwill and consolidation differences	Leasehold improvements	Other intangible fixed assets	Total
Net opening balance	3,260	204,255	102,530	72,897	60,915	443,857
Change in the scope of consolidation	(17)	(23)	-	(231)	(52)	(323)
Additions	8	288	22,016	14,495	7,032	43,839
Disposals	(3)	(2)	(3,445)	(928)	(1,066)	(5,444)
Amortization	(555)	(11,787)	(7,965)	(4,900)	(7,395)	(32,602)
Translation differences and other movements	(95)	(3,061)	5,133	(2,092)	(6,149)	(6,264)
Net closing balance	2,598	189,670	118,269	79,241	53,285	443,063

The item "Depreciation and amortization" includes 126,000 euro for expenses relating to bond issues and loans, which are included in financial charges.

- **Tangible fixed assets**

Tangible fixed assets are stated net of accumulated depreciation of 425,095 thousand euro.

Additions made during the first half of 2002 mainly concern the following items:

- investments in real estate for commercial use and the related modernization and upgrading of premises;

- plant, machinery and equipment purchased by Benetton Group S.p.A. and the manufacturing companies to improve the efficiency of their production processes.

The depreciation charge for the period was 34,400 thousand euro.

Movements in the principal tangible fixed asset items during the first half of 2002 were as follows:

(in thousands of euro)	Real estate	Plant and machinery	Industrial and commercial equipment	Other assets	Assets under construction and advances to suppliers	Total
Net opening balance	470,257	110,120	8,472	85,775	45,875	720,499
Change in the scope of consolidation	(22)	(46)	(6)	(1,620)	-	(1,694)
Additions	10,946	12,412	1,495	9,765	6,796	41,414
Disposals	(2,264)	(3,981)	(64)	(2,528)	(4)	(8,841)
Depreciation	(7,568)	(13,250)	(3,610)	(9,972)	-	(34,400)
Translation differences and other movements	29,387	5,041	796	(778)	(39,447)	(5,001)
Net closing balance	500,736	110,296	7,083	80,642	13,220	711,977

Some of the Group's tangible fixed assets are pledged as security for long-term loans from banks and other financial companies. The outstanding balance of such loans is 9,411 thousand euro as of June 30, 2002.

Other assets include the following assets acquired under finance leases:

(in thousands of euro)	06.30.2002	12.31.2001
Real estate	14,200	15,951
Plant and machinery	-	1,700
Other assets	977	1,099
Less - Accumulated depreciation	(1,657)	(2,548)
Total	13,520	16,202

Outstanding capital payments due to lessors as of June 30, 2002, classified as amounts due to leasing companies, are reported in the note "Due to other financial companies".

- **Financial fixed assets**

- Equity investments. Equity investments in subsidiaries relate to other minor subsidiary companies, mainly foreign trading companies, that are carried at cost or at equity, since they are either not yet operating or are in liquidation at the balance-sheet date.

  Other investments primarily represent minority interests in Italian and Japanese retail companies and in a Swiss company.

- Accounts receivable

	Maturities (in years)				
(in thousands of euro)	Within 1	From 1 to 5	Beyond 5	06.30.2002	12.31.2001
Other receivables					
- due within 12 months	7,106			7,106	9,071
- due beyond 12 months		6,809	6	6,815	7,400
Guarantee deposits			11,928	11,928	10,724
Total	7,106	6,809	11,934	25,849	27,195

Accounts receivable due from others within 12 months include 2,673,000 euro in tax credits on advance taxes paid by Italian companies in relation to employee termination indemnities, under Law 140 of May 28, 1997.

The residual amount refers to financial receivables earning interest at market rates.

Guarantee deposits as at June 30, mainly include lease contracts stipulated by the Japanese subsidiary.

- Other securities held as financial fixed assets

(in thousands of euro)	06.30.2002	12.31.2001
Long-term Government bonds (B.T.P.) maturing in 2003 and in 2004 bearing interest rates between 3.25% and 4%	70,164	70,233
Other	10	10
Total	70,174	70,243

These investments were almost entirely made by the subsidiary Benetton Finance S.A. They are stated at purchase cost, adjusted by the trading discount accrued to date. Since these securities will be held until maturity, they are classified among financial fixed assets.

The balance "Other" mainly includes foreign securities whose carrying value broadly approximates their market value.

Current assets

- **Inventories**

Inventories, 334,544 thousand euro (304,979 thousand euro as of December 31, 2001), recorded net of the related inventory writedown reserve, consist of the following:

(in thousands of euro)	06.30.2002	12.31.2001
Raw materials, other materials and consumables	1,700	1,963
Work in progress and semi-manufactured products	800	800
Finished goods	9,618	10,423
Total	12,118	13,186

The valuation of closing inventories at weighted average cost is not appreciably different from their value at current purchase cost.

- **Accounts receivable**

- Trade receivables. As of June 30, 2002, trade receivables, net of the allowance for doubtful accounts, amount to 870,686 thousand euro (849,504 thousand euro as of December 31, 2001).
The allowance for doubtful accounts amounts to 66,865 thousand euro (67,326 thousand euro as of December 31, 2001). 8,346 thousand euro of this reserve was used during the period. A prudent assessment of the specific and generic collection risks associated with receivables outstanding at period-end has resulted in an additional provision of 9,896 thousand euro to take account of the aging of certain balances and the difficult economic conditions in a number of markets.

- Due from subsidiaries, associated companies and the Parent Company. Accounts receivable from subsidiary companies, amounting to 2,871 thousand euro, refer to financial receivables, while those from associated companies, amounting to 40 thousand euro, and those from the Parent Company, 12 thousand euro, are trade receivables.

- Other receivables. Other receivables include:
  - VAT recoverable from the tax authorities, 12,311 thousand euro (17,851 thousand euro as of December 31, 2001), of which 910 thousand euro due beyond 12 months;
  - tax credits, 6,424 thousand euro (7,837 thousand euro as of December 31, 2001), of which 313 thousand euro due beyond 12 months;
  - other amounts due from tax authorities, 37,627 thousand euro (36,382 thousand euro as of December 31, 2001), of which 420 thousand euro due beyond 12 months. The item includes 32,563 thousand euro resulting from the net balance between deferred tax assets (charges with deferred tax deductibility and carry-forward tax losses) and deferred tax liabilities (primarily the reversal of accelerated depreciation).
  - accounts receivable from disposals, 7,306 thousand euro (3,878 thousand euro as of December 31, 2001), of which 3,015 thousand euro due beyond 12 months.
  The remaining amount refers, among others, to advances to agents and receivables for funded projects.

The following table shows total deferred taxes, net:

(in thousands of euro)	06.30.2002	12.31.2001
Tax effect of eliminating intercompany profits	8,776	9,226
Tax effect of provisions and costs that will become deductible in future accounting periods	27,019	24,429
Deferred taxes arising on the reversal of accelerated depreciation and the application of finance lease accounting	(21,278)	(21,925)
Deferred taxes on gains taxable over a number of accounting periods	(2,436)	(3,670)
Tax benefits on accumulated losses	20,889	24,587
Other	(407)	(407)
Total	32,563	32,240

In relation to:

(in thousands of euro)	06.30.2002	12.31.2001
- Italian companies	5,805	421
- Foreign companies	26,758	31,819
Total	32,563	32,240

34 THE BENETTON GROUP

DIRECTORS' REPORT

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

APPENDICES

INDEPENDENT AUDITORS' REPORT

• **Financial assets not held as fixed assets**

• Treasury shares. During the first six months of 2002, Benetton Group S.p.A. sold at an average price of 13.89 euro all of the 1,594,650 shares that it had acquired in 2001 for a total of 22.8 million euro (i.e. at an average purchase price of 14.30 euro per share). The result was a capital loss of 0.7 million euro.

• Other securities

(in thousands of euro)	06.30.2002	12.31.2001
Consorzio di Credito per le Opere Pubbliche bonds, maturing in 2002 at interest rates between 4.056% and 10.65%	-	8,091
European Investment Bank bonds in Italian Lire maturing in 2002 at interest rates of 11.25%	10,472	13,003
IBRD bonds in Italian Lire, maturing in 2002 at interest rates between 10.4% and 10.65%	-	1,583
Italian State Railways bonds maturing in 2002 at an interest rate of 4%	-	5,573
Government bonds (B.T.P.) maturing through 2003 and 2011 at interest rates between 4% and 5.25%	4,251	8,353
Treasury bonds (B.O.T.) maturing in 2002 at interest rate between 3.2% and 3.39%	4,218	-
Treasury Certificates (C.C.T.) maturing through 2008 and 2009 at interest rate between 3.40% and 3.80%	11,319	11,713
Zero coupon Treasury Certificates (C.T.Z.) maturing in 2003 at interest rate of 3.9%	1,055	-
Parvest Medium Term Euro Bond	707	1,336
Vontobel Euro Bond	550	1,166
PFIF Euro Cash Plus	1,464	872
Morgan Fund-Short Maturity Euro	1,156	852
SCH Euro Short Term A Euro	1,191	791
Other	-	174
Total	36,383	53,507

Certain securities have been written down to reflect their market value, determined on the basis of average stock market prices during June. The net amount of these adjustments is 374 thousand euro.

• Other financial receivables. These mainly consist of short-term financing granted to third parties for the temporary employment of liquidity.

• Differentials on forward transactions. During the first half of 2002, as in prior years, the proceeds of future sales were hedged in order to optimize management of the exchange risk involved in the commercial activities of certain Group companies, mainly Benetton Group S.p.A. Forward contracts and other currency hedges have been put in place with maturities beyond the first half of 2003. Part of these contracts, totaling 15,174 thousand euro, was subsequently renegotiated, and the related positive differentials amounting to 531 thousand euro. Such differentials, being highly liquid, are classified among current assets.

- **Liquid funds**

(in thousands of euro)	06.30.2002	12.31.2001
Current account deposits (euro)	46,827	31,768
Current account deposits (foreign currency)	26,339	41,736
Time deposits (euro)	23,841	4,570
Time deposits (foreign currency)	7,108	10,237
Checks	44,580	87,814
Cash in hand	413	355
Total	149,108	176,480

Average interest rates reflect market returns for the various currencies concerned.

The balance of cash and checks as of June 30, 2002 reflects the significant level of receipts from customers at the period end.

Accrued income and prepaid expenses

(in thousands of euro)	06.30.2002	12.31.2001
Accrued income:		
- financial income	5,581	5,976
- other income	1,631	475
Total accrued income	7,212	6,451
Prepaid expenses:		
- financial charges	1,918	3,784
- rentals and leasing charges	13,855	9,134
- advertising and sponsorships	355	1,247
- taxes	10,496	12,304
- other expenses	6,254	2,598
Total prepaid expenses	32,878	29,067
Total	40,090	35,518

Accrued financial income mainly relates to interest deriving from temporary investments.

In previous years, the Group's merger differences were released from further taxation via payment of a substitute tax at 27%. The substitute tax has been classified to "Current income taxes" with a matching balance in "Due to tax authorities". In accordance with the accruals concept, some 10,277 thousand euro of this tax has been recorded as a prepayment because the cost of freeing up merger differences from tax is related to the benefit deriving from future savings generated by tax-deductible amortization charges. Given the various periods of amortization of the assets involved and taking account of the prudence principle, the amortization period was set at 10 years.

36 THE BENETTON GROUP

DIRECTORS' REPORT

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

APPENDICES

INDEPENDENT AUDITORS' REPORT

Comments on the principal liability and equity items

Shareholders' equity

• Share capital

The share capital of Benetton Group S.p.A. as of June 30, 2002 amounts to 236,026,454.30 euro consisting of 181,558,811 shares of par value 1.30 euro each. The 1980 spin-off reserve and part of the monetary revaluation reserves were capitalized by Benetton Group S.p.A. in prior years by the issue of stock dividends.

• Additional paid-in capital

This balance is unchanged with respect to the prior year.

• Revaluation reserves

The item exclusively reflects the residual amounts of revaluation reserves established in accordance with the provisions of Law no. 72 of March 19, 1983 and Law no. 413 of December 30, 1991 and the monetary revaluation of tangible fixed assets by a Spanish subsidiary (Royal Decree no. 2607/96).

• Legal reserve

The increase in the legal reserve derives from the allocation of a portion of net income for the year ended December 31, 2001, in conformity with the law and the articles of association.

• Other reserves

As of June 30, 2002, this item amounts to 808,769 thousand euro (727,786 thousand euro as of December 31, 2001), and includes:

- 109,210 thousand euro relating to other reserves of the Parent Company (81,957 thousand euro as of December 31, 2001);

- 4,615 thousand euro relating to the cumulative translation adjustment generated by translating the foreign-currency financial statements of companies consolidated on a line-by-line basis;

- 694,944 thousand euro representing the additional equity of consolidated companies with respect to their carrying value, together with other consolidation entries.

The first of the schedules which follow reconciles the Shareholders' equity and net income of Benetton Group S.p.A. with the corresponding consolidated amounts; the second lists the equity in consolidated subsidiaries attributable to minority Shareholders.

Reconciliation of the Shareholders' equity and net income of Benetton Group S.p.A. with the corresponding consolidated amounts:

	06.30.2002	
(in thousands of euro)	Shareholders' equity	Net income
Per Benetton Group S.p.A. financial statements	513,833	61,617
Net income and Shareholders' equity of consolidated subsidiaries, net of their carrying value	629,298	(3,535)
Reversal of writedown of equity investments	-	5,588
Reversal of merger differences and related amortization in Benetton Group S.p.A.	(64,149)	3,452
Allocation to fixed assets of the difference between the purchase price and the equity of new subsidiaries at the time they were acquired and related depreciation	123,983	(6,289)
Reversal of accelerated depreciation considering the useful lives of fixed assets and of intercompany gains on disposal of tangible fixed assets, net of the related tax effect	24,184	(151)
Application of finance lease accounting, taking account of the related tax effect	4,692	(824)
Elimination of intercompany profits included in the inventory of consolidated subsidiaries, net of the related tax effect	(15,543)	771
Adjustment to reflect the equity value of associated companies	(253)	(76)
Net effect of other consolidation entries	(690)	(864)
Per Group's consolidated financial statements	1,215,355	59,689

- **Minority interests**

As of June 30, 2002 and December 31, 2001, minority interests in consolidated subsidiaries were as follows:

(in %)	06.30.2002	12.31.2001
Italian subsidiaries:		
- Olimpias group	15	15
- I.M.I. Italian Marketing International S.r.l.	50	50
Foreign subsidiaries:		
- DCM Benetton India Ltd.	50	50
- Benetton Korea Inc.	50	50

Reserves for risks and charges

- **Taxation reserve**

As of June 30, 2002, the reserve for fiscal risks amounts to 3,080 thousand euro (3,080 thousand euro as of December 31, 2001). It prudently covers contingent liabilities which may arise on the final settlement of outstanding disputes with the revenue authorities. Given that the tax tribunals have consistently found in favor of other taxpayers in similar circumstances and taking account of expert opinions on the matter, it is considered that no significant liabilities will emerge from the settlement of outstanding fiscal disputes.

- **Other reserves**

(in thousands of euro)	06.30.2002	12.31.2001
Reserve for contingencies	8,532	9,151
Agents' leaving indemnity reserve	7,577	7,242
Reserve for other provisions	-	740
Total	16,109	17,133

The reserve for contingencies covers risks of various nature which may result in liabilities in future years and mainly refers to liabilities for other minor disputes and possible costs to hedge guarantees and returns.

The agents' leaving indemnity reserve is prudently maintained to reflect contingencies associated with the interruption of agency contracts in circumstances foreseen by Italian law. The provision of an additional 809 thousand euro follows utilizations during the period.

Reserve for employee termination indemnities

Movements in the reserve during the period were as follows:

(in thousands of euro)	
Balance as of January 1, 2002	52,393
Provision for the period	4,895
Indemnities paid during the period	(4,547)
Other movements	(246)
Balance as of June 30, 2002	52,495

Accounts payable

The content and significant changes in this account group during the period are discussed below.

- **Bonds**

These consist of a bond issued on July 16, 1997 by Benetton Group S.p.A. for 258,228 thousand euro, repayable in July 2002. The bond bears interest at floating rate which, at period-end, was 3.515%; it is listed on the Luxembourg Bourse.

- **Due to banks**

(in thousands of euro)	06.30.2002	12.31.2001
Current account overdrafts	11,582	10,155
Import/export advances	-	2,410
Advances on receivables and other short-term loans	118,640	128,089
Long-term loans:		
- due within 12 months	6,916	57,009
- due beyond 12 months	555,057	508,778
Total	692,195	706,441

Amounts due to banks include 9,411 thousand euro secured by mortgages on tangible fixed assets. The item includes 500,058 thousand euro due beyond five years, of which 500,000 thousand euro refer to the syndicated loan subscribed in 2000 and maturing in seven years.

Long-term loans from banks outstanding as of June 30, 2002 and December 31, 2001 are as follows:

(in thousands of euro)	06.30.2002	12.31.2001
Syndicated loan of 500 million euro with a 7-years maturity, granted by a pool of banks and made up of a revolving credit line for the first two years at an annual interest rate between 3.577% and 3.62% and a loan for the subsequent 5 years repayable on maturity	500,000	500,000
Syndicated loan of 50 million euro granted by Sanpaolo IMI and made up of a revolving credit line at an annual interest rate between 3.625% and 3.742%	50,000	50,000
Loan from Efibanca (Ente Finanziario Interbancario S.p.A.) and from European Investment Bank of 15,493,707 euro, at a floating interest rate between 3.635% and 3.785% at balance-sheet date, repayable in half-yearly instalments in arrears through 2003, secured by mortgages on real estate	2,582	3,873
Loans from Efibanca (Ente Finanziario Interbancario S.p.A.) at an annual interest rate of 4.11% repayable through 2005	1,243	1,420
Loans from Istituto Mobiliare Italiano, at an annual interest rate of 3.7%, repayable through 2004, secured by mortgages on real estate	4,545	5,888
Loan granted by Medio Credito del Friuli repayable in half-yearly instalments through January 1, 2007 at an annual interest rate of 2.5% secured by mortgages on real estate	2,053	2,479
Loan from Sanpaolo IMI at a quarterly floating interest rate of 1.07% at the balance-sheet date repayable quarterly through 2002 secured by mortgages on real estate	-	128
Loan from CARI (Gorizia) dated April 20, 2001 repayable through 2003 and 2005 at an annual interest rate of 4%	1,319	1,719
Other foreign currency loans obtained by foreign consolidated companies, secured by mortgages on real estate	231	280
Total long-term loans	561,973	565,787
less – Current portion	(6,916)	(57,009)
Long-term loans, net of current portion	555,057	508,778

The non-current portion of these loans as of June 30, 2002 falls due as follows:

(in thousands of euro)	06.30.2002
From 1 to 5 years	54,999
Beyond 5 years	500,058
Total	555,057

- **Due to other financial companies**

(in thousands of euro)	06.30.2002	12.31.2001
Other short-term loans	904	1,037
Long-term loans:		
- due within 12 months	405	406
- due beyond 12 months	874	1,052
Due to leasing companies:		
- due within 12 months	4,482	3,761
- due beyond 12 months	27,615	20,670
Total	34,280	26,926

The non-current portion of these loans as of June 30, 2002 falls due as follows:

(in thousands of euro)	06.30.2002
From 1 to 5 years	502
Beyond 5 years	372
Total	874

The non-current portion of amounts due to leasing companies as of June 30, 2002 falls due as follows:

(in thousands of euro)	06.30.2002
From 1 to 5 years	19,630
Beyond 5 years	7,985
Total	27,615

- **Due to Parent Company**

The 13,168 thousand euro due to the Parent Company mainly refers to amounts payable in connection with the purchase of tax credits on the part of Benetton Group S.p.A.

- **Due to tax authorities**

(in thousands of euro)	06.30.2002	12.31.2001
Income taxes payable:		
- Italian companies	3,198	13,551
- Foreign companies	9,814	5,930
Total income taxes payable	13,012	19,481
VAT payable	12,201	5,030
Other amounts due to tax authorities	4,845	11,055
Total	30,058	35,566

Income taxes payable are stated net of taxes paid in advance and all tax credits and withholdings.

"Other amounts due to tax authorities" mainly comprise the substitute tax and amounts withheld at source.

- **Due to social security and welfare institutions**

This balance totals 6,004 thousand euro (9,605 thousand euro as of December 31, 2001) and reflects both the Group and employees contributions payable to these institutions at period-end.

- **Other payables**

Other payables, totaling 47,575 thousand euro, include 25,678 thousand euro due to employees (18,805 thousand euro as of December 31, 2001), other amounts due for the purchase of fixed assets, 10,370 thousand euro (16,478 thousand euro as of December 31, 2001) and 4,405 thousand euro (4,025 thousand euro as of December 31, 2001) of differentials on forward transactions and other non-trading payables of 7,122 thousand euro (9,794 thousand euro as of December 31, 2001).

There are no "Other payables" due beyond five years.

Accrued expenses and deferred income

(in thousands of euro)	06.30.2002	12.31.2001
Accrued expenses:		
- financial charges	20,118	8,814
- rental expenses	2,910	1,831
- other charges	3,087	718
Total accrued expenses	26,115	11,363
Deferred income:		
- financial income	153	182
- rental income	1,204	1,197
- other income	4,975	1,840
Total deferred income	6,332	3,219
Premiums on bond issues	5	49
Total	32,452	14,631

42 THE BENETTON GROUP

DIRECTORS' REPORT

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

APPENDICES

INDEPENDENT AUDITORS' REPORT

Memorandum accounts

These mainly include currency to be sold or purchased forward. This is the euro equivalent at the forward exchange rate of commitments deriving from contracts signed during the period for various hedging transactions. For the most part, the item reflects transactions opened to hedge receivables, firm orders and future sales. Those covering future sales were subsequently partially renegotiated by carrying out reverse transactions. Other transactions were entered into to hedge the exchange risk on capital invested in some Group companies.

As of June 30, 2002, there were outstanding "interest rate swaps" for a notional value of 410,000 thousand euro and "forward rate agreements" for a notional value of 10,000 thousand euro.

The item "Guarantees" includes two guarantees worth 5,165 thousand euro issued in connection with the purchase and restoration of a building in Taranto.

The item "Sales commitments" refers to the option to sell a business consisting of six trading companies based in Italy.

Purchase commitments refer to preliminary agreements for the purchase of businesses located in two Italian cities: Perugia, for a price of 1,730 thousand euro of which 346 thousand has been paid as a deposit, and Rome, for a price of 1,627 thousand euro including a deposit of 325 thousand euro. They also include an option to purchase a building in Barcelona for 28,067 thousand euro, of which 2,807 thousand has been paid in advance.

Comments on the principal statement of income items

Value of production

- **Revenues from sales and services**

(in thousands of euro)	1st half 2002	1st half 2001
Sales of core products	966,702	1,009,717
Miscellaneous sales	16,280	15,995
Royalty income	8,519	7,752
Miscellaneous revenues	10,215	10,408
Total	1,001,716	1,043,872

Sales of core products are stated net of unconditional discounts.

Miscellaneous revenues mainly reflect services provided to third parties.

- Revenues by geographic area and business category

(in thousands of euro)	Euro area	%	The Americas	%	Asia	%	Other areas	%	Total
Casual wear	598.3	85.2	35.0	36.8	67.0	82.8	100.0	80.9	800.3
Sportswear and equipment	50.1	7.1	59.8	62.9	12.6	15.6	13.5	10.9	136.0
Manufacturing and others	53.7	7.7	0.3	0.3	1.3	1.6	10.1	8.2	65.4
Total revenues 1st half 2002	702.1	100.0	95.1	100.0	80.9	100.0	123.6	100.0	1,001.7
Total revenues 1st half 2001	732.4	-	111.4	-	84.5	-	115.6	-	1,043.9

- Net sales of core products, by product category

(in thousands of euro)	1st half 2002	1st half 2001
Casual wear, accessories and casual footwear	778,413	786,881
Sportswear	25,217	32,921
In-line skates and skateboards	53,927	65,761
Racquets	37,555	36,480
Ski boots	2,170	4,866
Sports footwear	8,793	10,481
Skis and snowboards	2,061	1,356
Fabrics and yarns	58,429	70,932
Other sales	137	39
Total	966,702	1,009,717

As for the trend in sales by product category, please refer to the breakdown provided in the Directors' report.

Net sales of core products, by brand

(in thousands of euro)	1st half 2002	1st half 2001
United Colors of Benetton	624,341	625,181
Sisley	149,649	161,600
Nordica	3,799	7,029
Rollerblade	52,411	64,351
Prince	46,151	45,477
Killer Loop	12,834	16,863
Playlife	14,429	17,401
Other sales	63,088	71,815
Total	966,702	1,009,717

"Other sales" include, for 4,423 thousand euro, the new brand "The Hip Site".

- **Other revenues and income**

(in thousands of euro)	1st half 2002	1st half 2001
Reimbursements and compensation payments	1,636	2,286
Rentals	12,450	7,460
Gains on disposals of fixed assets	3,224	2,827
Other operating income	1,638	2,603
Total	18,948	15,176

The item "Rentals " mainly refers to income from premises to be used for the sale of Benetton-label products.

Production costs

- **Raw materials, other materials, consumables and goods for resale**

(in thousands of euro)	1st half 2002	1st half 2001
Raw materials, semi-manufactured and finished goods	275,420	309,698
Other materials	3,446	3,074
Sundry purchases advertising and promotion	852	1,945
Other purchases	8,751	9,664
(Discounts and rebates)	(49)	(39)
Total	288,420	324,342

45 THE BENETTON GROUP

DIRECTORS' REPORT

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATE D FINANCIAL STATEMENTS

APPENDICES

INDEPENDENT AUDITORS' REPORT

- **External services**

(in thousands of euro)	1st half 2002	1st half 2001
Subcontract work	212,428	247,486
Distribution and transport	14,471	21,566
Sales commission	46,948	50,609
Advertising and promotion	40,639	52,724
Other services	55,092	56,119
Emoluments to directors and statutory auditors	3,891	4,197
Total	373,469	432,701

The decrease in "Distribution and transport costs" reflects the reduction of these costs for the sport sector and the reclassification of certain expenses to other items.

The decrease in "Advertising and promotion" was caused mainly by the termination of a Formula One sponsorship contract.

Other services include power costs, 13,741 thousand euro, maintenance costs, 6,642 thousand euro, consultancy and other fees, 25,711 thousand euro, insurance premiums 2,331 thousand euro and personnel travel expenses, 6,667 thousand euro.

- **Leases and rentals**

Leases and rentals, 39,600 thousand euro, mainly relate to rentals paid of 36,411 thousand euro.

- **Payroll and related costs**

These costs are already analyzed in the statements of income. Personnel are analyzed below, by category:

	06.30.2002	12.31.2001	Average of the period
Managers	129	130	130
White collars	3,693	3,326	3,510
Workers	3,129	3,489	3,309
Part-time	643	721	682
Total	7,594	7,666	7,631

- **Amortization, depreciation and writedowns**

- Amortization of intangible fixed assets

(in thousands of euro)	1st half 2002	1st half 2001
Amortization of start-up and expansion expenses	1,985	1,787
Amortization of industrial patents and intellectual property rights	555	607
Amortization of licenses, trademarks and similar rights	11,787	11,753
Amortization of goodwill and consolidation difference	7,965	4,509
Amortization of costs for the purchase and development of software	2,665	2,551
Amortization of other charges	7,519	5,266
Total	32,476	26,473

The item includes around 11,100 thousand euro of amortization charged on the excess cost resulting from the acquisition of Benetton Sportsystem S.p.A. This higher value, represented by the difference between the price paid and Shareholders' equity, as well as existing differences connected to prior purchases by the Benetton Sportsystem group, were allocated to "Trademarks" and "Consolidation differences".

- Depreciation of tangible fixed assets

(in thousands of euro)	1st half 2002	1st half 2001
Depreciation of real estate	7,568	5,468
Depreciation of plant and machinery	13,251	12,027
Depreciation of equipment	3,609	3,428
Depreciation of other assets	9,833	7,323
Depreciation of assets acquired under finance leases	139	487
Total	34,400	28,733

The changes in depreciation are mainly attributable to higher investments for the Retail project.

- Other writedowns of fixed assets. This item, at 1,786 thousand euro, consists primarily of licenses and software that are no longer being used.

- Writedowns of current accounts receivable and cash and banks. This item, amounting to 9,896 thousand euro, concerns the provision for doubtful accounts that was made for prudence sake; for more information see the note on current accounts receivable.

- **Provisions to risk reserves**

During the period, 1,570 thousand euro was allocated to the reserve for contingencies and 809 thousand euro to the agents' leaving indemnity reserve. For further details, refer to "Reserves for risks and charges" in the comments on liabilities.

• **Other operating costs**

(in thousands of euro)	1st half 2002	1st half 2001
Indirect taxation	3,413	4,303
Losses on disposal of fixed assets	2,108	751
Losses on receivables	306	270
Other general expenses	10,470	6,051
Total	16,297	11,375

Other general expenses include charges, for an amount of 5,738 thousand euro, incurred by the sport sector during the first half of the year for returns and discounts relating to sales made in the prior year.

Financial income and expenses

• **Income from equity investments**

This balance, 863 thousand euro, includes 189 thousand euro of tax credit on dividends distributed by consolidated subsidiaries, for the portion not offset against taxes for the period.

• **Other financial income**

(in thousands of euro)	1st half 2002	1st half 2001
From receivables held as financial fixed assets	250	466
From securities held as financial fixed assets not representing equity investments	1,240	2,598
From securities included among current assets not representing equity investments	1,346	3,827
Financial income other than the above:		
- interest income from subsidiary companies	84	81
- interest income from trade and other receivables	155	1,585
- interest income from banks	581	2,986
- miscellaneous financial income and income from derivatives	11,563	10,985
- exchange gains and income from currency management	55,598	42,379
Total other than the above	67,981	58,016
Total	70,817	64,907

"Miscellaneous financial income and income from derivatives" includes:

- positive differentials on "interest rate swaps" and "forward rate agreements" for approximately 7,017 thousand euro (9,369 thousand euro in the first half of 2001);

- income from "currency swaps" and "forward contracts" for approximately 4,526 thousand euro (1,592 thousand euro in the first half of 2001).

48 THE BENETTON GROUP

DIRECTORS' REPORT

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

APPENDICES

INDEPENDENT AUDITORS' REPORT

- **Interest and other financial expenses**

(in thousands of euro)	1st half 2002	1st half 2001
Interest expenses on bonds	4,526	6,311
Interest expenses on bank current accounts	306	980
Interest expenses on import/export advances	31	85
Interest expenses on advances against receivables	327	501
Interest expenses on short-term loans	3,335	5,952
Interest expenses on long-term bank loans	10,138	14,381
Interest expenses on loans from other financial companies	690	796
Miscellaneous financial expenses and expenses on derivatives	17,564	15,495
Exchange losses and charges from currency management	55,221	46,656
Total	92,138	91,157

Miscellaneous financial expenses and expenses from derivatives mainly includes:

- negative differentials on "interest rate swaps" and "forward rate agreements", 10,722 thousand euro (10,593 thousand euro in the first half of 2001);

- charges on "currency swaps" and "forward contracts", 2,719 thousand euro (349 thousand euro in the first half of 2001);

- discounts allowed on the early settlement of trade receivables, 2,706 thousand euro (2,617 thousand euro in the first half of 2001);

- bank charges and commissions of 939 thousand euro (1,340 thousand euro in the first half of 2001).

Extraordinary income and expenses

- **Extraordinary income**

(in thousands of euro)	1st half 2002	1st half 2001
Gains on disposal of fixed assets	11	519
Other income:		
- out-of-period income	1,869	16,249
- other extraordinary income	1,716	842
Total	3,596	17,610

Out-of-period income mainly reflects returns on purchases, the reversal of commissions provided in prior years but not paid to agents because the related receivables are no longer collectible, the removal of accounts payable, and other income relating to prior years.

- **Extraordinary expenses**

(in thousands of euro)	1st half 2002	1st half 2001
Losses on disposal of fixed assets	1,176	1,117
Taxes relating to prior years	1,017	16
Other expenses:		
- donations	1,628	1,649
- out-of-period expenses	844	6,887
- other extraordinary expenses	4,379	14,441
Total	9,044	24,110

Other extraordinary expenses include indemnities and damages.

- **Income taxes**

The tax liability for the period amounts to 47,645 thousand euro, of which 39,403 thousand euro relates to Italian companies.

51 THE BENETTON GROUP

DIRECTORS' REPORT

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

APPENDICES

INDEPENDENT AUDITORS' REPORT

Appendices

These appendices present information not contained in the notes to the consolidated financial statements; they form an integral part of such notes and comprise:

- Consolidated balance sheet reclassified according to financial criteria;
- Consolidated statements of income reclassified to cost of sales;
- Companies and groups included within the consolidation area as of June 30, 2002.

Consolidated balance sheet reclassified according to financial criteria

(in thousands of euro)

Assets	30.06.2002	31.12.2001	30.06.2001
Current assets			
Cash and banks	149.108	176.480	246.296
Marketable securities	37.009	75.650	97.722
Differentials on forward transactions	12.977	12.230	11.060
Financial receivables	11.150	13.914	14.327
	210.244	278.274	369.405
Accounts receivable			
Trade receivables	934.890	913.221	951.800
Other receivables	85.273	93.604	131.256
less - Allowance for doubtful accounts	(66.865)	(67.326)	(62.796)
	953.298	939.499	1.020.260
Inventories	334.544	304.979	393.714
Accrued income and prepaid expenses	40.090	35.518	50.093
	374.634	340.497	443.807
Total current assets	1.538.176	1.558.270	1.833.472
Investments and other non-current assets			
Equity investments	2.105	2.134	27.574
Securities held as fixed assets	70.174	70.243	139.801
Guarantee deposits	11.927	10.724	7.796
Financial receivables	6.815	7.400	12.371
Other non-current receivables	10.646	7.787	8.101
Total investments and other non-current assets	101.667	98.288	195.643
Tangible fixed assets			
Real estate	591.681	555.068	505.490
Plant, machinery and equipment	382.210	373.972	372.438
Office furniture, furnishings and electronic equipment	96.693	92.074	77.945
Vehicles and aircraft	38.091	38.826	35.762
Construction in progress and advances for tangible fixed assets	13.220	45.875	51.048
Finance leases	15.177	18.750	18.725
less - Accumulated depreciation	(425.095)	(404.066)	(409.933)
Total tangible fixed assets	711.977	720.499	651.475
Intangible fixed assets			
Licenses, trademarks and industrial patents	192.268	207.514	217.894
Deferred charges	250.795	236.343	200.917
Total intangible fixed assets	443.063	443.857	418.811
TOTAL ASSETS	2.794.883	2.820.914	3.099.401

Liabilities and Shareholders' equity	06.30.2002	12.31.2001	06.30.2001
Current liabilities			
Bank loans	130,222	140,654	408,519
Short-term loans	5,527	5,990	10,654
Current portion of bonds	258,228	258,228	-
Current portion of long-term loans	7,322	57,415	58,748
Current portion of lease financing	4,482	3,761	3,726
Accounts payable	381,606	390,427	443,255
Other payables, accrued expenses and deferred income	109,893	80,278	107,620
Reserve for income taxes	13,012	19,481	29,742
Total current liabilities	910,292	956,234	1,062,264
Long-term liabilities			
Bonds	-	-	258,228
Long-term loans, net of current portion	555,930	509,830	513,016
Other long-term liabilities	632	5,718	5,604
Lease financing	27,615	20,670	22,565
Reserve for employee termination indemnities	52,495	52,393	51,428
Other reserves	19,189	20,213	16,789
Total long-term liabilities	655,861	608,824	867,630
Minority interests in consolidated subsidiaries	**13,375**	**15,153**	**13,406**
Shareholders' equity			
Share capital	236,026	236,026	236,026
Additional paid-in capital	56,574	56,574	56,574
Surplus from monetary revaluation of assets	22,058	22,058	22,058
Other reserves and retained earnings	836,393	762,754	762,754
Translation differences	4,615	15,214	24,657
Net income for the period	59,689	148,077	54,032
Total Shareholders' equity	1,215,355	1,240,703	1,156,101
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	2,794,883	2,820,914	3,099,401

**Consolidated statements
of income reclassified
to cost of sales**
(in thousands of euro)

	1st half 2002	1st half 2001	Year 2001
Revenues	1.001.716	1.043.872	2.097.613
Cost of sales			
Material and net change in inventories	281.436	292.361	606.669
Payroll and related costs	52.403	52.999	102.305
Subcontract work	174.097	209.440	398.179
Industrial depreciation	17.702	16.801	32.628
Other manufacturing costs	23.005	25.197	48.682
	548.643	596.798	1.188.463
Gross operating income	453.073	447.074	909.150
Selling, general and administrative expenses			
Payroll and related cost	74.984	67.778	134.266
Distribution and transport	14.617	22.525	33.992
Sales commissions	46.972	50.670	99.456
Advertising and promotion	56.427	54.854	112.642
Depreciation and amortization	49.174	38.405	80.067
Other expenses	76.089	72.621	163.083
	318.263	306.853	623.506
Income from operations	134.810	140.221	285.644
Other income/(expenses)			
Foreign currency gain/(loss), net	376	(4.278)	6.965
Interest income	15.227	22.669	43.145
Interest expenses	(34.586)	(44.781)	(79.727)
Other income /(expenses), net	(8.025)	(12.010)	(13.292)
	(27.008)	(38.400)	(42.909)
Income before taxes and minority interests	107.802	101.821	242.735
Income taxes	47.645	46.089	92.413
Income before minority interests	60.157	55.732	150.322
Minority interests gain	(468)	(1.700)	(2.245)
Net income	59.689	54.032	148.077

55

THE
BENETTON
GROUP

DIRECTORS'
REPORT

CONSOLIDATED
FINANCIAL
STATEMENTS

NOTES TO THE
CONSOLIDATED
FINANCIAL
STATEMENTS

APPENDICES

INDEPENDENT
AUDITORS'
REPORT

Companies and groups included within the consolidation area as of June 30, 2002

Name of the company	Location	Currency	Share capital	Group interest
Companies and groups consolidated on a line-by-line basis:				
Parent Company				
Benetton Group S.p.A.	Ponzano Veneto (Tv)	Euro	236,026,454.30	
Italian subsidiaries				
Benfin S.p.A.	Ponzano Veneto (Tv)	Euro	47,988,000	100.000%
- Olimpias group	Grumolo delle Abbadesse (Vi)	Euro	10,000,000	85.000%
- Benair S.p.A.	Ponzano Veneto (Tv)	Euro	1,548,000	100.000%
Gescom S.r.l.	Ponzano Veneto (Tv)	Euro	40,800,000	100.000%
- I.M.I. Italian Marketing International S.r.l.	Ponzano Veneto (Tv)	Euro	90,000	50.000%
Società Investimenti e Gestioni Immobiliari (S.I.G.I.) S.r.l.	Ponzano Veneto (Tv)	Euro	36,150,000	100.000%
- Buenos Aires 2000 S.r.l.	Ponzano Veneto (Tv)	Euro	10,516,456	100.000%
Fabrica S.p.A.	Ponzano Veneto (Tv)	Euro	4,128,000	100.000%
- Colors Magazine S.r.l.	Ponzano Veneto (Tv)	Euro	1,549,370.69	100.000%
Benlog S.p.A.	Ponzano Veneto (Tv)	Euro	14,248,000	100.000%
Benetton Gesfin S.p.A.	Ponzano Veneto (Tv)	Euro	41,600,000	100.000%
Benetton Retail Italia S.r.l.	Ponzano Veneto (Tv)	Euro	5,100,000	100.000%
United Web S.p.A.	Ponzano Veneto (Tv)	Euro	10,320,000	100.000%
Foreign subsidiaries				
Benetton USA Corp.	Wilmington	Usd	47,654,000	100.000%
Benetton Retail International S.A.	Luxembourg	Euro	10,000,000	100.000%
- Benetton Retail Belgique S.A.	Bruxelles	Euro	7,635,120.56	100.000%
- Benetton Retail Austria Handels GmbH	Wien	Euro	2,500,000	100.000%
- Benetton Retail Deutschland GmbH	München	Euro	2,000,000	100.000%
- Benetton Retail (1988) Ltd.	London	Gbp	39,800,000	100.000%
- Benetton Retail Ungheria Kft.	Budapest	Huf	50,000,000	100.000%
- Benetton Retail (Hong Kong) Ltd.	Hong Kong	Hkd	3,900,000	100.000%
- Benetton Retail Spain S.L.	Castellbisbal	Euro	180,300	100.000%
- Benetton 2 Retail Comércio de Produtos Têxteis S.A.	Maia	Euro	500,000	100.000%
- Benetton Retail France S.A.S.	Paris	Euro	12,213,336	100.000%
- Novanantes S.A.S.	Nantes	Euro	116,205	100.000%
- Veuve Auguste Dewas et C. S.A.	Lille	Euro	38,142	100.000%
Benetton Sportsystem Schweiz A.G.	Stans	Chf	500,000	100.000%
Benetton Sportsystem GmbH	München	Euro	2,812,200	100.000%

Name of the company	Location	Currency	Share capital	Group interest
Benetton International N.V. S.A.	Amsterdam	Euro	110,367,000	100.000%
- Benetton Japan Co., Ltd.	Tokyo	Jpy	400,000,000	100.000%
- Bene Forte Co. Ltd.	Tokyo	Jpy	10,000,000	100.000%
- Benetton Retailing Japan Co. Ltd.	Tokyo	Jpy	10,000,000	100.000%
- Benetton Korea Inc.	Seoul	Krw	2,500,000,000	50.000%
- Benetton Manufacturing Holding N.V.	Amsterdam	Euro	225,000	100.000%
- Benetton Croatia d.o.o.	Osijek	Euro	258,933	100.000%
- Benetton Slovakia s.r.o.	Bratislava	Svk	68,060,000	100.000%
- Benetton Sportsystem Taiwan Ltd.	Taichung	Twd	10,000,000	100.000%
- Benetton Argentina S.A.	Buenos Aires	Arp	500,000	100.000%
- DCM Benetton India Ltd.	New Delhi	Inr	110,000,000	50.000%
- Benetton (Far East) Ltd.	Hong Kong	Hkd	51,000,000	100.000%
- United Colors of Benetton do Brasil Ltda.	Curitiba	Usd	39,900,000	100.000%
- Benetton Sportsystem Austria GmbH	Salzburg	Euro	3,270,277.54	100.000%
- Benetton Sportsystem USA Inc.	Bordentown	Usd	379,148,000	100.000%
- Benetton Finance S.A.	Luxembourg	Euro	181,905,390	100.000%
- Lairb Property Ltd.	Dublin	Euro	258,356	100.000%
- Benetton Real Estate International S.A.	Luxembourg	Euro	116,600,000	100.000%
- Benetton France Trading S.à r.l.	Paris	Euro	99,495,711.60	100.000%
- Benetton Realty France S.A.	Paris	Euro	94,900,125	100.000%
- Benetton Realty Spain S.L.	Castellbisbal	Euro	270,450	100.000%
- Benetton Textil Spain S.L.	Castellbisbal	Euro	150,250	100.000%
- Benetton S.A.	Maia	Euro	100,000	100.000%
- Benetton Società di Servizi S.A.	Lugano	Chf	100,000	100.000%
- United Colors Communication S.A.	Lugano	Chf	1,000,000	100.000%
- Benetton Tunisia S.à r.l.	Sahline	Euro	258,228	100.000%
- Benetton Trading S.à r.l.	Sahline	Euro	15,836	100.000%
- Benetton Ungheria Kft.	Nagykallo	Euro	89,190	100.000%

Investments carried at equity

- Beijing Benetton Fashion Co. Ltd.	Beijing	Cny	3,797,620	50.000%
- Benest Ltd.	Moskba	Rur	400,000	100.000%

Investments in subsidiaries and associated companies carried at cost

- Consorzio Generazione Forme - Co.Ge.F.	S. Mauro Torinese (To)	Euro	15,492	33.333%
- Benetton Australia Pty. Ltd.	Sydney	Aud	1,000	100.000%
- L'Apollinaire S.n.c.	Paris	Euro	38,112.50	100.000%

58

THE
BENETTON
GROUP

DIRECTORS'
REPORT

CONSOLIDATED
FINANCIAL
STATEMENTS

NOTES TO THE
CONSOLIDATED
FINANCIAL
STATEMENTS

APPENDICES

INDEPENDENT
AUDITORS'
REPORT

Auditors' review report on the interim financial information for the six months ended June 30, 2002

To the Shareholders of Benetton Group S.p.A.

We have reviewed the accompanying interim financial information for the six months ended June 30, 2002 of Benetton Group S.p.A. which consist of the accounting schedules (balance sheet and income statement) and notes, both for the Parent Company only and consolidated. We have also read the other parts of the report containing information on the results of operations with the sole purpose of verifying the consistency thereof with the interim financial information and notes.

Our review was carried out in accordance with the Italian auditing standards recommended by Consob, the Italian Stock Exchange Commission, under Resolution n. 10867 of July 31, 1997. Our review consisted principally of applying analytical procedures to the underlying financial data, assessing whether accounting principles have been consistently applied and making enquiries of management responsible for financial and accounting matters. The review excluded some audit procedures such as tests of controls and verification of assets and liabilities and was therefore substantially less in scope than an audit performed in accordance with Italian auditing standards. Accordingly, unlike our reports on the financial statements, both statutory and consolidated, as of December 31, 2001, we do not express an audit opinion on the interim financial information.

As far as comparable data for the Parent Company only and consolidated financial statements for the year ended December 31, 2001 is concerned, reference should be made to our reports issued on March 29, 2002. For the prior year interim financial information reference is made to our review report issued on September 14, 2001.

Based on our review, we are not aware of any material modifications that should be made to the interim financial information mentioned in the first paragraph above in order for it to be in conformity with the criteria provided by Consob regulations for the preparation of the interim financial information for the six months, approved with Resolution n. 11971 of May 14, 1999 and subsequent modifications and integrations.

DELOITTE & TOUCHE S.p.A.

Andrea Ruggeri   Fausto Zanon
Partner   Partner

Treviso, Italy
September 13, 2002

The six-month report has been translated into English from the original version in Italian. It has been prepared in accordance with the Consob regulation related to interim reports, interpreted and integrated by the accounting principles established or adopted by the Italian Accounting Profession. Certain accounting practices applied by the Company that conform with generally accepted accounting principles in Italy, may not conform with generally accepted accounting principles in other countries.

60 THE BENETTON GROUP

DIRECTORS' REPORT

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

APPENDICES

INDEPENDENT AUDITORS' REPORT

Corporate information

Headquarters

Benetton Group S.p.A.

Villa Minelli

31050 Ponzano Veneto (Treviso) - Italy

tel. +39 0422 519111

Legal data

Share Capital: euro 236,026,454.30 fully paid-in

R.E.A. (register of commerce) no. 84146

Tax ID/Treviso company register: 00193320264

Media & communication department

E-mail: press@benetton.it

tel.   +39 0422 519036

fax   +39 0422 519930

Investor relations

E-mail: invrel@benetton.it

tel.   +39 0422 519412

fax   +39 0422 519740

TV Conference +39 0422 510623/24/25

To obtain a copy of the half-year report: www.benetton.com